UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November 2020

Commission File Number: 001-39487

Silence Therapeutics plc

(Exact Name of Registrant as Specified in Its Charter)

72 Hammersmith Road

London W14 8TH

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Furnished as Exhibit 99.1 to this Report on Form 6-K is a press release of Silence Therapeutics plc (the Company), dated November 2, 2020, announcing the appointment of Marie Wikström Lindholm, Ph.D. as Senior Vice President, Molecular Design of the Company and member of the Silence Executive Leadership Team, effective immediately. Prior to her appointment, Dr. Wikström Lindholm served as VP of Technology and Innovation of the Company.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release, dated November 2, 2020, “Silence Therapeutics Appoints Dr. Marie Wikström Lindholm to its Executive Leadership Team.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Silence Therapeutics plc

By:	/s/ Mark Rothera

	Name:	Mark Rothera
	Title:	President and Chief Executive Officer

Date: November 2, 2020